September 10, 2008

VIA FEDEX AND EDGAR

Re:	Phoenix Investment Partners, Ltd.
Registration Statement on Form 10
Filed June 30, 2008
File No. 001-10994

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Hardy

Dear Ms. Hardy:

On behalf of Phoenix Investment Partners, Ltd. (“PXP” or the “Company”) we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 25, 2008 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form 10 filed with the SEC on June 30, 2008 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a pre-effective amendment to the Registration Statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and, where appropriate, include the language which has been added or revised in the Amended Registration Statement. Page references in the text of this letter correspond to the pages of the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note that you have omitted certain information in your initial filing. Please include this information as soon as possible. Please note that we may have further comments upon reviewing this information.

Response: The Company takes note of the Staff’s comment and has provided additional information in the Amended Registration Statement that was omitted from the Registration Statement. The remaining omitted items will be included when available.

Securities and Exchange Commission	September 10, 2008

2.	We note that you have yet to file many exhibits. Please file these exhibits as soon as possible.

Response: The Company takes note of the Staff’s comment and will file the exhibits that have not been filed to date in a timely manner and as they become available.

3.	Please disclose prominently whether you are a registered investment advisor.

Response: The Company is not a registered investment advisor. The Company takes note of the Staff’s comment, however, and has added disclosure on page 13 of the Amended Registration Statement to clarify that the Company has eight subsidiaries that are active registered investment advisors.

Language added to page 13 of the Amended Registration Statement:

The Company is not a registered investment advisor. However, it has eight subsidiaries that are active registered investment advisors.

Cover Page

4.	Please briefly explain what when-issued and regular way trading are.

Response: When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. These terms are explained in the section titled “Listing and Trading of Our Common Stock” on page 27 of the Amended Registration Statement.

Summary, page 5

5.	Please provide information about the nature of your fee information, including what the fees are based on, so that investors understand how you make money.

Response: The Company takes note of the Staff’s comment and has provided additional information regarding its fees on pages 5, 41 and 63 of the Amended Registration Statement. Furthermore, the Company has provided additional disclosure regarding the recognition of revenue related to its investment management fees in the section titled “Revenue Recognition, Investment Management Fees” on page 61 of the Amended Registration Statement and has provided fee ranges for all of its products in Note 2 to the consolidated financial statements on page F-11 of the Amended Registration Statement.

The Company also notes that it has provided further discussion of its fee structure in the section titled “Our Investment Advisory, Administration and Transfer Agent Fees” on page 74 of the Amended Registration Statement and of the drivers of its earnings in the section titled “Our Profitability Drivers” beginning on page 41 of the Amended Registration Statement.

Securities and Exchange Commission	September 10, 2008

Language added to pages 5, 41 and 63 of the Amended Registration Statement:

Our earnings are primarily driven by asset-based investment management fees charged on these various products. These fees are based on a percentage of assets under management and are calculated using either daily or weekly average assets or assets at the end of the quarter.

Language added to page 61 of the Amended Registration Statement:

Investment management fee revenue is recognized over the period in which investment management services are provided and accrued monthly. Investment management fees are earned based on a contractually-determined percentage of assets under management. Investment management fees earned on open-end and closed-end mutual funds are computed based on the market value of average daily or weekly assets. Investment management fees earned on separately managed accounts and institutional accounts are computed quarterly based on the market value of assets under management at the end of a quarter. Investment management fees on structured finance products are calculated as a percentage of the principal outstanding.

Summary of the Spin-Off, page 10

Description of Indebtedness, page 11

6.	Please describe the terms of the notes payable to PNX and disclose the date they were issued. At an appropriate section of the information statement, please describe the notes and the existing related party payables and notes.

Response: The terms of the note payable to PNX and the related issuance date are described in detail in Note 9 to the consolidated financial statements in the Registration Statement. The Company takes note of the Staff’s comment and has included a clarifying cross-reference to the related description in Note 9 in the section titled “Description of Indebtedness” on page 115 of the Amended Registration Statement. Related party payables to PNX and the associated expenses are described in Note 15 to the consolidated financial statements in the Registration Statement. The Company takes note of the Staff’s comment and has included a cross-reference to Notes 9 and 15 in the “Description of Indebtedness” on pages 11 and 115 of the Amended Registration Statement.

Risk Factors Relating to Our Business, page 15

Poor performance of the securities markets

7.	Please specifically reference the current market downturn, including how it has affected your business and discuss your recent net losses.

Response: The Company takes note of the Staff’s comment and has added disclosure regarding the current market downturn and its effect on the Company’s recent performance, as well as a discussion of its recent losses, on page 15 of the Amended Registration Statement.

Language added to page 15 of the Amended Registration Statement:

For example, during the first six months of 2008, the market value of our assets under management declined $2.7 billion due to declines in the securities markets. Accordingly, our management fees, which are calculated based on a percentage of the market

Securities and Exchange Commission	September 10, 2008

value of assets under management, declined at an annualized rate of $11.0 million. Future periods of poor securities market performance, which will affect our investment management fees, may have an adverse effect on our revenues, earnings, sales, assets under management and the carrying value of our goodwill or intangible assets.

For the first six months of 2008, we had a loss of $12.6 million as compared to a loss of $9.5 million for the same period in 2007. The primary contributor to the 2008 loss was a pre-tax non-cash impairment charge of $10.5 million in the first quarter of 2008 related to definite-lived intangible assets. Our 2007 loss was primarily driven by interest expense on $325.0 million of intercompany debt, which was extinguished on December 31, 2007.

Unaudited Pro Forma Consolidated Financial Data, page 33

8.	The pro forma financial statements include adjustments to historical operations to eliminate expenses allocated to you by PNX for services rendered under the intercompany shared service agreement. You provide adjustments to reflect the new expense structure “expected to be put in place by management.” You also disclose, “The pro forma amount was estimated based on an analysis of expected direct support costs by function for the Company’s operations as a stand-alone business.” Pro forma financial information should illustrate only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction (e.g. the spin-off and termination of the intercompany shared service agreement). It is not clear how the adjustments presented in the “new expense structure” column are factually supportable or objectively measurable.

A forecast about post-acquisition results of operations may be more meaningful than a pro forma statement of operations prepared in accordance with Article 11 of Regulation S-X if the historical financial statements are not indicative of expected results going forward because of the changes in the business and the omission of various operating expenses. If furnished, such information should be clearly identified as forward-looking rather than pro forma and should comply with the guidelines for projections in Item 10 of Regulation S-K. Include disclosure of how revenue and operating efficiencies may vary given the assumptions underlying the forward-looking information.

Otherwise, please revise your pro forma statements of operations to limit them to information that is reliably determinable and do not include forward-looking information. Disclose how the pro forma statements of operations are not indicative of operations going forward because they necessarily exclude various operating expenses. Certain adjustments may demonstrate the effects of the changes in operations that may have affected historical revenues or operating expenses had they been implemented at the beginning of the historical period if factually supportable. See Instruction 4 to Article 11. The limitations of the pro forma information should be explained clearly.

Securities and Exchange Commission	September 10, 2008

Response: The Company takes note of the Staff’s comment and has revised its “Unaudited Pro Forma Consolidated Statements of Operations” on pages 35 and 36, as well as its discussion regarding its historical operating costs and expected cost structure after the distribution date in Note 3 to its “Unaudited Pro Forma Consolidated Statements of Operations” on page 37 of the Amended Registration Statement. The changes made to its “Unaudited Pro Forma Consolidated Statements of Operations” and Notes to “Unaudited Pro Forma Consolidated Statements of Operations” are as follows:

•

The Company has revised the discussion in Note 3 on page 37 of the Amended Registration Statement to clarify that the adjustments presented in the new expense structure reflect the direct costs of the current expense structure. In addition, the Company has indicated that these costs can be factually supported and objectively measured because the related material contracts and plans for such items, such as the Company’s headquarters lease and its employee benefits plans, have been negotiated or executed. Most personnel constituting the new staff expense structure have now been specifically identified, with the terms of their employment established. The Company expects to substantially complete its hiring process on or before the distribution date.

•

The Company has revised the “Shared Services and Interest Expense” and “New Expense Structure” columns to adjust only the shared services previously provided by PNX where there will be a significant difference between historical cost and new cost, as disclosed in Note 3 on page 37.

•

The Company has revised the “Transferred Business” and “New Expense Structure” columns to remove corporate allocations to Goodwin (the transferred business) because the costs underlying such allocations will not be eliminated after the spin-off. This revision eliminates the need for the third and fourth sentences of Note 1 in the Registration Statement.

Language revised on page 37 of the Amended Registration Statement:

(3)	Reflects a new expense structure that is based on the direct costs to provide services currently provided to us under a shared service agreement with PNX. The historical costs allocated by PNX to us include direct costs related to the various services provided by PNX to us, as well as other PNX general overhead costs. Our pro forma adjustments exclude the general overhead costs allocated to us by PNX because they will not be replicated in the new cost structure. The expected costs included in the pro forma statements are based on actual direct costs incurred by PNX that will be essentially unchanged when incurred by the Company, recently executed and/or negotiated contracts for certain other services, or the historical costs of the Company when it operated as an independent publicly traded company. The new expense structure also reflects the estimated interest expense on the note payable to related parties that the Company intends to refinance.

Securities and Exchange Commission	September 10, 2008

9.	Please revise the explanation of pro forma adjustment (2) on page 39 to explain the increase to cash of $4.8 million.

Response: The Company takes note of the Staff’s comment and has concluded that it should not reflect adjusted cash in the pro forma balance sheet on page 38 of the Amended Registration Statement, and has adjusted the disclosure in Note 2 on page 39 of the Amended Registration Statement accordingly.

        Language revised on page 39 of the Amended Registration Statement:

Reflects the establishment of accrued payables for services that will be provided by third parties and those services the Company plans to put in place internally.

Management’s Discussion and Analysis, page 41

General

10.	Throughout management’s discussion and analysis you refer to restructuring charges in 2006 and 2005. However, you do not discuss the business purpose for the restructuring or the impact to your operations in any detail. Please revise management’s discussion and analysis, as well as Note 13 to your annual financial statements to provide appropriate discussion of the restructuring, including the disclosures required by paragraph 20 of SFAS 146.

Response: The Company takes note of the Staff’s comment and has expanded its discussion of the restructuring and severance charges both in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 55 of the Amended Registration Statement and in Note 13 to its consolidated financial statements on page F-23 of the Amended Registration Statement pursuant to the disclosure requirements of SFAS 146. The Company now includes disclosure in the MD&A with regards to the restructuring and severance costs incurred and refers to Note 13 to its consolidated financial statements where it gives further detail as to the charges and payable balances by year.

Language added to page 55 of the Amended Registration Statement:

In 2005, we initiated a significant restructuring of the business in response to the underperformance of certain investment strategies. These actions resulted in costs totaling $26.1 million, of which $12.5 million were recognized in 2005 and $13.6 million in 2006. These costs primarily consisted of severance related to staff reductions and, to a lesser degree, lease losses associated with vacated office spaces. See Note 13 to our consolidated financial statements in this information statement for additional information.

Language added to page F-23 of the Amended Registration Statement:

	2007	2006	2005
($ in thousands)
Beginning unpaid balance	$6,939	$414	$—
Costs incurred and expensed:
Employee staff reductions	—	4,876	11,863
Lease abandonment and other	—	8,758	631

Total costs incurred and expensed	—	13,634	12,494
Costs paid	(3,238)	(7,109)	(12,080)

Ending unpaid balance	$3,701	$6,939	$414

Securities and Exchange Commission	September 10, 2008

Financial Measures, page 48

11.	Your calculation of EBITDA adjusts net income for items including restructuring and severance costs, realized and unrealized gains on marketable securities and intangible asset impairment. Financial measures that are calculated differently than those described as EBIT and EBITDA in Item 10(e) of Regulation S-K (and the adopting release, SEC Release No. 34-47226) should not be characterized as “EBIT” or “EBITDA.” Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. Please refer to Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website.

Response: The Company takes note of the Staff’s comment and has changed its non-GAAP financial measure to “cash operating income.” Similar measures are frequently used by industry peers and investors to assess the economic performance of asset management companies and as an indicator of value. The Company considers cash operating income to be useful to investors because it is an important metric in measuring the operating performance of asset management companies and facilitates comparisons of the Company’s operating results with the results of asset management firms that have not engaged in significant acquisitions. The economic result of cash operating income, internally referred to as “EBITDA,” is used by its Board of Directors and senior management as a performance benchmark in determining incentive compensation for its executives and general employees. Please see changes on pages 8, 32 and 39 of the Amended Registration Statement.

Language revised on pages 8, 32 and 39 of the Amended Registration Statement:

The financial measure “cash operating income” is provided in addition to operating income, but is not a substitute for operating income and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Furthermore, cash operating income is not a liquidity measure and should not be used in place of cash flow measures determined in accordance with GAAP. We consider cash operating income to be useful to investors because it is an important metric in measuring the operating performance of asset management companies and facilitates comparisons of our operating results with the results of asset management firms that have not engaged in significant acquisitions. The economic result of cash operating income is used by the Company’s management as the principal performance benchmark in determining incentive compensation for executives and general employees. It is utilized as the measure for aligning incentive compensation with stockholder value.

12.

You have adjusted your financial measure to remove restructuring and severance costs because you believe them to be “unusual items.” You state, “The criteria used to identify an item that will be excluded from EBITDA include: whether the item is non-recurring, whether it results from a change in regulatory requirements, or relates to other unusual circumstances that are not expected to continue.” The restructuring and severance charges occur in both 2005 and 2006. The gains on marketable securities and intangible asset impairment costs occur each year. Item 10(e)(l)(ii)(B) of

Securities and Exchange Commission	September 10, 2008

Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual. Please revise to remove the presentation of this financial measure.

Response: The Company takes note of the Staff’s comment and has revised its non-GAAP financial measure to remove the term “EBITDA” and replace it with “cash operating income.” The Company also notes that in response to the Staff’s comments it has revised and removed realized and unrealized gains and losses from its financial measure by reconciling from operating income to cash operating income, instead of from net income to cash operating income. Additionally, the Company notes that while the restructuring and severance costs appear to be recurring in both 2005 and 2006, the execution of this single restructuring spanned two financial reporting years. Please see changes in the section titled “Financial Measures” on page 47 of the Amended Registration Statement.

Language revised on Page 47 of the Amended Registration Statement:

We define “cash operating income” as operating income (loss) adjusted for the amortization of intangible assets, certain special payments or costs, such as our 2005/2006 restructuring and severance costs, any impairments of intangible assets or goodwill and income to minority interest. The Company excludes the costs associated with its major restructuring, commenced in 2005 and completed in 2006, from its non-GAAP financial measure because this restructuring was not reflective of the ongoing operations of the business. We add back amortization attributable to acquired client relationships because it is a non-cash charge and is not a cost of operations. The Company also excludes intangible asset impairments from its non-GAAP financial measure because impairments are similar to amortization and represent non-cash expenses. Income to minority interest, last operative in 2005 when we acquired the remaining interest in our affiliates, is subtracted from Operating Income so as to reflect the net operating income retained by the Company.

The Company believes that excluding these items from its non-GAAP financial measure provides the reader with valuable information regarding the underlying profitability of the business. We believe that cash operating income is a key indicator of our ongoing profitability and therefore use this measure as the basis for calculating performance-based management incentives. Cash operating income is not, and should not be construed to be, a substitute for operating income computed in accordance with GAAP. However, in assessing performance of the business, our senior management and Board of Directors look at cash operating income as a measure of underlying performance since amounts resulting from one-time events (e.g., the restructuring of our business) do not necessarily represent normal results of operations. While some of these items may be significant components of operating income computed in accordance with GAAP, the Company believes that cash operating income is an appropriate measure that is useful to investors because it identifies the earnings attributable to the ongoing operations of the business.

Securities and Exchange Commission	September 10, 2008

Liquidity and Capital Resources, page 57

13.	Please discuss the terms of the PNX loan forgiveness.

Response: The terms of the extinguishment of the PNX loan through forgiveness and the related capital contributions from PNX are described in detail in Note 9 to the consolidated financial statements in the Registration Statement. The Company takes note of the Staff’s comment and has included a clarifying cross reference to the related description in Note 9 in the section titled “Liquidity and Capital Resources” on page 56 of the Amended Registration Statement.

14.	In the first quarter ended 2008, and for each year ended 2006 and 2005 we note you recorded impairment charges related to the termination of the associated management contracts and related lost revenues. Please revise your liquidity analysis to discuss the impact these contract terminations will have on current and future cash flows. Refer to Section 501.03a of the Financial Reporting Codification.

Response: The Company takes note of the Staff’s comment and has revised its liquidity analysis in the section titled “Liquidity and Capital Resources” on page 57 of the Amended Registration Statement to include a discussion of the impact that the impairment charges taken in 2005, 2006 and the first quarter of 2008 have had on current and future cash flows.

Language revised on Page 57 of the Amended Registration Statement:

In 2005, 2006 and the first quarter of 2008, we recorded impairment charges related to terminated investment management contracts which resulted in lost revenues. In 2005 and 2006, we experienced significant redemptions in our separately managed accounts. These redemptions, totaling $1.3 billion in the two years, resulted in lost annual revenues of approximately $8.2 million from these accounts. Partially offsetting the decrease in revenues were decreased variable costs and fixed costs from the resultant staff reductions and restructuring. The impairment charge recorded in 2008 was triggered by the loss of a significant institutional client resulting in $1.8 million of lost annual revenue, partially offset by a related $0.9 million decrease in variable incentive compensation.

15.	We note you had negative working capital as of March 31, 2008, December 31, 2007 and 2006. Please revise your liquidity analysis to identify and discuss the contributing factors for your negative working capital. Your disclosure should also address whether this impacts your operations, ability to obtain future financing and any debt covenants.

Response: The Company takes note of the Staff’s comment and has revised its liquidity analysis in the section titled “Liquidity and Capital Resources” on page 57 of the Amended Registration Statement by discussing the contributing factors to the Company’s negative working capital and the possible impact on the Company’s operations, ability to obtain future financing and any debt covenants.

Language revised on Page 57 of the Amended Registration Statement:

Working capital is defined as current assets less current liabilities. At various times during the past few years, we have had negative working capital. Historically, the majority of the operating cash flows generated by the Company were used to service debt to PNX. During 2007, we had total debt in excess of $400.0 million and had total debt service obligations in excess of $40.0 million a year, including principal and interest payments. On December 31, 2007, $325.0 million of debt obligations to PNX were extinguished

Securities and Exchange Commission	September 10, 2008

through loan forgiveness. Our working capital was a negative $3.3 million at June 30, 2008, primarily due to adverse conditions in the equity markets and $3.0 million in quarterly debt repayments to PNX along with the related interest due thereon. The adverse market conditions caused a decline in our assets under management, resulting in lower revenues and available cash. We expect that at the distribution date, this debt will be repaid and may be replaced by debt that may not require immediate repayment. Our level of working capital will be a key consideration in obtaining any future financing, and will likely have an impact on any debt covenants related to such financing.

Our day-to-day activities do not require large amounts of excess cash. Our largest payments are compensation-related. Incentive compensation, generally a function of earnings, is accrued throughout the calendar year and paid in the first quarter of the next calendar year.

Our outstanding note agreement contains financial and operating covenants including, among other provisions, requirements that we maintain a maximum debt-to-earnings ratio and minimum stockholder’s equity. We have not been, nor do we expect to be, in violation of any of these debt covenants.

Contractual Obligations, page 59

16.	Please revise your filing to include interest payments as part of your tabular disclosure. See Item 303(a)(5) of Regulation S-K and footnote 46 to Release 338350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. To the extent the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Response: The Company takes note of the Staff’s comment and has revised its tabular disclosure in the section titled “Contractual Obligations” on page 58 of the Amended Registration Statement to include interest payments on the Company’s senior note. In addition, Note 2 to the tabular disclosure on page 59 of the Amended Registration Statement has been revised to include the fixed annual interest rate.

Critical Accounting Estimates, page 59

17.	We note you have not included the fair value of the assets in the funds you manage as a critical estimate to your consolidated, financial statements. The fair value of the assets in the funds you manage appears to be the primary factor in calculating your revenue. As such, please include these estimates as part of this disclosure. Such disclosure should describe the methodologies used to arrive at the estimates, the material assumptions made in the methodologies used, and the sensitivity of the assumptions used. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Otherwise, please provide us with a detailed explanation as to how you determined such disclosure would not be useful to an investor.

Securities and Exchange Commission	September 10, 2008

Response: The Company takes note of the Staff’s comment and has added disclosure in the section titled “Revenue Recognition, Investment Management Fees” on page 61 of the Amended Registration Statement clarifying that the assets under management are based on market values and describing the sources relied upon to determine those market values.

Language added to page 61 of the Amended Registration Statement:

The market value of the assets under management for our investment products is derived from the underlying values of the securities held. Securities are fair valued at a closing price on the exchange of primary trade, a bid price, an independent broker price or an independent pricing service.

18.	Goodwill and intangible assets account for 90% of total assets as of March 31, 2008. Intangible asset impairment was 68% and 115% of net loss in the year ending December 31, 2006, and the three months ending March 31, 2008, respectively. Given the significance of the accounting for these assets to your financial position and operations, please expand your discussion to address each of the following points:

•

For the impairment test of goodwill, expand the description of the valuation method used to determine the fair value of your reporting unit to disclose the material assumptions used and the sensitivity of those assumptions. For example, for a discounted cash flow method, such assumptions should typically include the discount rate used, the revenue growth rates and the operating profit margin, at a minimum. We note the fair value of the reporting unit is based on a multiple of revenue, plus the fair value of the unit’s tangible fixed assets. Please explain your basis for determining fair value based on this approach and why you selected this approach, rather than a market approach or income approach. Explain why you consider revenue in your analysis but do not consider operating expenses and explain how you have considered your track record of losses in determining the fair value.

Response: The Company employs a market approach in its valuation methodology. Three commonly used approaches in the industry are a percent of assets under management, a revenue multiple and a multiple of cash earnings. The Company’s acquisitions were made using a revenue multiple valuation methodology, which the Company has consistently applied in subsequent valuations. The selection of this methodology was based on the Company’s determination that it was a reasonable method to value the business for the largest number of potential acquirers. One of the key factors considered in making this determination was that the business was part of a larger organization and its expense structure was not necessarily reflective of the expense structure of an independent operating company. Accordingly, the Company takes note of the Staff’s comments and has revised the section titled “Critical Accounting Estimates” on page 59 of the Amended Registration Statement to clarify the valuation method used, key assumptions of such method and the related sensitivities of those assumptions.

Securities and Exchange Commission	September 10, 2008

Language revised on page 59 of the Amended Registration Statement:

We employ a market approach in our valuation methodology. For each test of goodwill we determine the run rate revenues for our products and apply a revenue multiple to determine a fair value for each reporting unit. Key inputs of the valuation method are the revenue multiplier assumption, management fee rates used to determine run rate revenues and the level of assets under management. We assess our revenue multiple by comparing it to the revenue trading multiples of publicly traded peer asset management companies and applying a control premium, which control premium would not be reflected in such revenue trading multiples. Management fee rates are taken from the most recent actual rates available for our investment products.

We believe our market approach using a revenue multiplier is a reasonable method to estimate the reporting unit’s fair value as part of a broader financial services enterprise. Subsequent to the distribution date, the market capitalization of the business and its stand-alone nature will also be included among the factors that we will consider in determining fair value.

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Expand the description of impairment testing performed on both indefinite-lived and definite-lived intangible assets to disclose the material assumptions used in each valuation method and the sensitivity of those assumptions.

Response: The Company takes note of the Staff’s comment and has revised the section titled “Critical Accounting Estimates” on page 60 of the Amended Registration Statement to expand on the description of impairment testing performed on both indefinite- and definite-lived intangible assets, including the material assumptions and sensitivity of those assumptions.

Language revised on page 60 of the Amended Registration Statement:

For purposes of impairment testing of indefinite-lived intangible assets, the fair value of the assets is arrived at using a revenue multiple model. The key inputs included in this test are the revenue multiplier, management fee rates used to determine run rate revenue and the level of assets under management. We assess our revenue multiple by comparing it to the revenue trading multiples of publicly traded peer asset management companies and applying a control premium, which control premium would not be reflected in such revenue trading multiples. The management fee rate is the fee rate for each product, which is based on the most recent actual rate. When the 2007 test was performed, a 10% change in the multiple would result in a $13.9 million change in the fair value of the identified intangible asset.

For purposes of impairment testing of definite-lived intangible assets we use an undiscounted cash flow analysis to determine if the carrying value of the identified intangible assets is recoverable. The key assumptions in the undiscounted cash flow model include estimated useful life, management fee rate and market expense ratio. For useful lives, we use our best estimate, giving consideration to previous experience and long-term trends. This results in a range of 2-16 years, depending on the product. For management fee rate, we use contractually stated rates for mutual funds and average basis points earned for the other products. Our market expense ratio is based on an industry survey. When the undiscounted cash flow is determined to be less than the carrying value, we use a discounted cash flow analysis to determine the amount of the impairment. The key assumptions in the discounted cash flow model are the same as the undiscounted cash flow model along with an additional key assumption of a discount rate. For the discount rate, we

Securities and Exchange Commission	September 10, 2008

use 11% based on an estimated weighted average cost of capital. Our management believes that the most sensitive assumption in both the undiscounted and discounted cash flow models is the useful life. Using the discounted cash flow model with fourth quarter 2007 asset levels, a change of one year in the useful life of all of the identified intangible assets results in a change in the fair value of $18.1 million. The Company also monitors the useful lives of definite-lived intangible assets and revises the lives, if necessary, based on the circumstances.

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Explain the differences between the different valuation methods used in your analysis of indefinite-lived and definite-lived intangible assets in greater detail and clarify the reasons for these differences and why it is appropriate to use different valuation techniques in each instance.

Response: The Company takes note of the Staff’s comments and has revised the section titled “Critical Accounting Estimates” on page 60 of the Amended Registration Statement to explain the differences in the valuation methods used for indefinite- and definite-lived intangible assets. The Company follows guidance under FAS 144 to test definite-lived intangible assets, which calls for estimates of future cash flows to test for recoverability. As such, the Company uses a discounted cash flow analysis. The Company follows FAS 142 for impairment testing on indefinite-lived intangible assets, which defines “fair value” in paragraph 23 of FAS 142 as “the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” The Company believes that a revenue multiple approach is appropriate for determining the fair value of indefinite-lived intangible assets.

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Provide a discussion of the impairment charges taken in the years ending December 31, 2006 and 2005, and the three months ending March 31, 2008. Discuss the results of the valuation method and how you determined the level of impairment.

Response: The Company takes note of the Staff’s comments and has revised the section titled “Critical Accounting Estimates” on page 60 of the Amended Registration Statement to discuss the impairment charges taken by the Company and its determination of the level of impairment.

Language revised on page 60 of the Amended Registration Statement:

We recorded impairment charges of $10.5 million, $32.5 million and $10.6 million in the first quarter of 2008, and in 2006 and 2005, respectively. In each instance, the impairment analysis was triggered by the loss of significant assets and revenues underlying identified intangible assets. We utilized undiscounted cash flow analyses to determine if the carrying values of the identified intangible assets were recoverable and, where undiscounted cash flows did not exceed carrying values, discounted cash flow analyses to determine the amount of the impairment. The discounted cash flow analysis resulted in present values of $18.8 million, $0.9 million and $2.6 million in the first quarter of 2008, 2006 and 2005, respectively, for each of these assets, compared to carrying amounts of $29.3 million, $33.4 million and $13.2 million in those periods, respectively. This resulted in impairment charges of $10.5 million, $32.5 million and $10.6 million in the first quarter of 2008, 2006 and 2005, respectively.

Securities and Exchange Commission	September 10, 2008

•

Discuss the impairment test of goodwill you performed in the first quarter of 2008 in connection with the loss of a large account and related $10.5 million impairment of intangible assets. Given the substantial amount of goodwill, as well as your accumulated deficit, negative tangible book value and recurring losses, you should provide investors with a detailed explanation as to how the estimated fair value of your reporting unit continues to exceed the carrying value. In addition, you should disclose the amount of headroom between the estimated fair value and carrying value for your reporting unit, including the amount of goodwill at-risk for impairment. Refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

Response: The Company takes note of the Staff’s comments and has revised the section titled “Critical Accounting Estimates” on page 60 of the Amended Registration Statement to discuss the impairment test performed and an explanation regarding estimated fair value, as well as the related amount of headroom.

Language revised on page 60 of the Amended Registration Statement:

Associated with these impairments and in accordance with FAS 142, we performed interim tests of goodwill. In each instance, we utilized the revenue multiple consistent with the method used for our annual test of goodwill. For the first quarter 2008 test, we estimated that the fair value exceeded carrying value by $90.3 million. The revenue multiple method is appropriate because it provides comparability with asset management firms with different expense structures. Based on this test, the reporting unit was not impaired. The goodwill of the reporting unit was $454.4 million as of March 31, 2008. Similar tests of goodwill performed in 2007, 2006 and 2005 did not result in impairment charges.

19.	You state that in 2005 goodwill was consolidated into a single reporting unit for purposes of goodwill impairment testing. Please tell us how your single reporting unit complies with paragraph 30 of SFAS 142. If you have aggregated components into one reporting unit please identify these components and how you concluded aggregation was appropriate.

Response: Prior to 2005, the Company operated with seven reporting units, of which two were not wholly owned. The Company structure at that time was generally like that of a holding company, with owned interests in its affiliates that generally operated autonomously. Management of the affiliates reflected varying degrees of independence, with individual operating agreements in place. The operating and financial results of each subsidiary were reviewed independently, and the president or chief operating officer of each subsidiary was held responsible for these results.

In 2005, several significant and fundamental changes took place in the business, including:

•	Affiliates were transitioned to 100% ownership;

•	Affiliate decision-making rights under previous operating agreements were eliminated;

Securities and Exchange Commission	September 10, 2008

•	Mutual fund advisory contracts became fungible and were re-aligned among portfolio managers;

•	Administration and back-office operations were consolidated; and

•	Senior management and employee compensation was restructured.

As a result of these changes, reporting and assessment of the business was consolidated at the Company and parent company level. The business is now operated and managed as a single business. The Company has centralized its retail distribution, institutional distribution, product development, marketing and finance functions. The Company’s mutual funds have a single investment advisor. Therefore, the Company has determined that it operates as a single reporting unit as defined in paragraph 30 of SFAS 142.

Business, page 62

20.	On page 63, we note your reference to compensation arrangements between you and your affiliated managers. In an appropriate part of the Business section, please briefly describe these compensation arrangements.

Response: The Company takes note of the Staff’s comment and has added disclosure regarding the compensation structures at its affiliated managers on page 71 of the Amended Registration Statement.

Language added to page 71 of the Amended Registration Statement:

Our affiliated firms participate in the earnings they generate through compensation arrangements which include incentive bonus pools based on their affiliate’s profits and, in some cases, on the specific performance of each fund or account they manage.

21.	Under “Repositioned Distribution Strategy” on page 65, we note your references to wholesalers and producers. Please briefly describe these entities and their relationship to you.

Response: The Company takes note of the Staff’s comment and has added disclosure to define “wholesalers” as its primary sales force and “producers” as third-party financial planners and advisors in the section titled “Repositioned Distribution Strategy” on page 66 of the Amended Registration Statement.

22.	Under “Our Investment Products” on page 66, please identify the open-end and closed-end funds you manage. Please also provide snapshot information regarding historical fund performance and fee information.

Response: The Company takes note of the Staff’s comment and has added snapshot historical fund performance and fee information in the section titled “Our Investment Products” on pages 68 and 70 of the Amended Registration Statement.

Language added to page 68 of the Amended Registration Statement:

Our family of open-end mutual funds is comprised of the following:

Securities and Exchange Commission	September 10, 2008

Open-End Funds as of June 30, 2008

Fund Type/Name	Assets	Advisory Fee(1)		Annualized Return(2)
	($ in millions)			3 YR	5 YR
Alternative
Phoenix Global Utilities Fund	$76.4	0.65%-0.55%	(3)	13.34%	n/a
Phoenix International Real Estate Securities Fund	10.7	1.00-0.90	(3)	n/a	n/a
Phoenix Market Neutral Fund	117.8	1.50		-4.19	-1.36%
Phoenix Real Estate Securities Fund	974.6	0.75-0.65	(3)	6.52	15.48
Phoenix Diversifier PHOLIO(4)	152.7	0.10		n/a	n/a
Balanced
Phoenix Balanced Fund	832.8	0.55-0.45	(3)	3.97	5.66
Phoenix Income & Growth Fund	244.1	0.70-0.60	(3)	3.36	5.19
Phoenix Insight Balanced Fund	72.7	0.50		4.42	7.96
Equity
Phoenix All-Cap Growth Fund	82.9	0.90-0.70	(3)	2.92	7.06
Phoenix Capital Growth Fund	395.6	0.70-0.60	(3)	2.62	4.46
Phoenix Growth & Income Fund	232.8	0.75-0.65	(3)	4.16	7.57
Phoenix Growth Opportunities Fund	42.8	0.75-0.65	(3)	7.30	9.78
Phoenix Insight Core Equity Fund	121.6	0.70		6.24	10.03
Phoenix Insight Index Fund	44.3	0.20		4.81	7.66
Phoenix Insight Small-Cap Growth Fund	23.7	0.75		1.93	9.13
Phoenix Insight Small-Cap Opportunity Fund	125.1	0.75		-0.27	8.60
Phoenix Insight Small-Cap Value Fund	92.7	0.70		0.39	10.27
Phoenix Insight Value Equity Fund	254.8	0.70		7.45	12.34
Phoenix Mid-Cap Growth Fund	122.5	0.80-0.70	(3)	1.62	5.86
Phoenix Mid-Cap Value Fund	625.9	0.75		5.35	13.57
Phoenix Quality Small-Cap Fund	76.3	0.90-0.80	(3)	n/a	n/a
Phoenix Small-Cap Growth Fund	99.7	1.00-0.80	(3)	-0.70	5.78
Phoenix Small-Cap Sustainable Growth Fund	16.5	0.90-0.80	(3)	n/a	n/a
Phoenix Small-Cap Value Fund	108.9	0.90-0.80	(3)	-1.87	7.11
Phoenix Small-Mid Cap Fund	54.9	0.85		0.64	5.17
Phoenix Strategic Growth Fund	147.5	0.70-0.60	(3)	3.03	4.93
Phoenix Value Opportunities Fund	91.2	0.75-0.65	(3)	n/a	n/a
Fixed Income

Securities and Exchange Commission	September 10, 2008

Fund Type/Name	Assets	Advisory Fee(1)		Annualized Return(2)
	($ in millions)			3 YR	5 YR
Phoenix Bond Fund	192.1	0.50		3.09	3.57
Phoenix CA Tax-Exempt Bond Fund	64.8	0.45-0.35	(3)	2.14	2.57
Phoenix Core Bond Fund	62.2	0.45-0.35	(3)	3.22	2.80
Phoenix High Yield Fund	110.1	0.65-0.55	(3)	3.22	4.77
Phoenix Insight High Yield Bond Fund	51.2	0.45		3.13	5.25
Phoenix Insight Intermediate Government Bond Fund	27.1	0.45		4.42	3.49
Phoenix Insight Intermediate Tax-Exempt Bond Fund	152.8	0.45		2.69	2.78
Phoenix Insight Short/Intermediate Bond Fund	180.2	0.55		3.17	2.82
Phoenix Insight Tax-Exempt Bond Fund	125.4	0.45		2.87	3.13
Phoenix Institutional Bond Fund	83.0	0.45-0.40	(3)	3.19	3.78
Phoenix Low-Duration Core Plus Bond Fund	11.2	0.45		3.29	n/a
Phoenix Multi-Sector Fixed Income Fund	132.5	0.55-0.45	(3)	3.40	4.92
Phoenix Multi-Sector Short Term Bond Fund	1,840.4	0.55-0.45	(3)	2.80	3.30
Phoenix Senior Floating Rate Fund	15.5	0.60-0.50	(3)	n/a	n/a
Fund of Funds(4)
Phoenix Wealth Accumulator PHOLIO	n/a	0.10		n/a	n/a
Phoenix Wealth Builder PHOLIO	0.3	0.10		5.02	n/a
Phoenix Wealth Guardian PHOLIO	n/a	0.10		4.27	n/a
International/Global
Phoenix Foreign Opportunities Fund	1,336.1	0.85		15.50	19.63
Phoenix Insight Emerging Markets Fund	144.5	1.00		25.71	26.15
Phoenix International Strategies Fund	81.7	0.85-0.75	(3)	11.46	15.10
Phoenix Worldwide Strategies Fund	96.8	0.85-0.75	(3)	8.85	11.68
Money Market Funds
Phoenix Insight Government Money Market Fund	640.6	0.14-0.10	(3)	4.39	3.21
Phoenix Insight Money Market Fund	4,509.3	0.14-0.10	(3)	4.60	3.36
Phoenix Insight Tax-Exempt Money Market Fund	1,218.7	0.14-0.10	(3)	3.12	2.34
Phoenix Money Market Fund	96.4	0.40-0.30	(3)	3.86	2.71

Total Open-End Funds	$16,414.4

(1)	Percentage of average daily net assets of each fund.
(2)	Annualized return reflects performance of the largest share class as measured by net assets.
(3)	Advisory fees for these funds have breakpoints at which fees decrease as assets in the funds increase.

Securities and Exchange Commission	September 10, 2008

(4)	These funds invest in other Phoenix open-end mutual funds. The related assets are reflected in the balances of the respective funds.

Fund past performance is not necessarily an indication on how the Fund will perform in the future.

Language added to page 70 of the Amended Registration Statement:

Our family of closed-end mutual funds is comprised of the following:

Closed-End Funds as of June 30, 2008

Fund Type/Name	Assets	Advisory Fee(1)		Annualized Return
	($ in millions)			3 YR	5 YR
Balanced
Zweig Total Return	$534.5	0.70%		5.46%	5.44%
DNP Select Income Fund Inc.	3,109.6	0.60-0.50	(2)	8.90	12.99
Equity
Zweig Fund	471.6	0.85		8.41	8.97
Fixed
DTF Tax-Free Income Inc.	196.3	0.50		1.04	2.24
Duff & Phelps Utility and Corporate Bond Trust Inc.	494.6	0.50		2.64	3.21

Total Closed-End Funds	$4,806.6

(1)	Percentage of average net assets of each fund.
(2)	Advisory fees for this fund have break points at which fees decrease as assets in the fund increase.

Fund past performance is not necessarily an indication on how the Fund will perform in the future.

23.	Under “Our Administrative Services” on page 73, we note your reference to the Phoenix Funds. Please briefly describe the Phoenix Funds and their relationship to you.

Response: The Company takes note of the Staff’s comment and has removed the term “Phoenix Funds” from page 73 of the Amended Registration Statement in order to avoid any confusion that could be caused by referring to the Company’s mutual funds in this manner in this section of the Amended Registration Statement. The Company believes that this change clarifies that the funds referenced in this section of the Amended Registration Statement are the same as those referenced in other sections of the Amended Registration Statement, and the Company’s relationship to those funds is the same as the relationship identified in other sections of the Amended Registration Statement.

Securities and Exchange Commission	September 10, 2008

Legal Proceedings, page 74

24.	It is unclear from your disclosure whether there are any material pending legal proceedings that should be described pursuant to Item 103 of Regulation S-K. Please clarify.

Response: At the time of the filing of the Registration Statement, the Company had not yet determined whether any pending legal proceedings needed to be described pursuant to Item 103 of Regulation S-K. Subsequently, the Company has determined that one legal proceeding should be described pursuant to Item 103 of Regulation S-K. The Company takes note of the Staff’s comment and has included a description of this legal proceeding on page F-36 of the Amended Registration Statement, to which a cross-reference has also been added on page 77 of the Amended Registration Statement.

Language added to page F-36 of the Amended Registration Statement:

4.	Contingent Liabilities

On May 20, 2008 SCM Advisors, LLC (“SCM”), a wholly owned subsidiary of the Company, was named a respondent in an arbitration commenced with the American Arbitration Association by former institutional clients, Forethought Investment Management, Inc., Forethought Life Insurance Company, Forethought Life Assurance Company and Forethought Financial Group, Inc., for alleged losses sustained while SCM was providing investment advisory services. The investment losses are primarily related to investments in collateralized debt obligations. The Company believes that the claims lack merit and SCM intends to defend this matter vigorously.

Transactions with Related Persons, page 79

25.	We note the disclosure of various related party transactions throughout the filing. In this section, please summarize your related party transactions by providing the information required by Item 404 of Regulation S-K.

Response: The Company takes note of the Staff’s comment and has eliminated its cross-reference to the “related party” transaction disclosure set forth in Note 15 to the consolidated financial statements of the Registration Statement. The Company’s disclosure in the section titled “Transactions with Related Persons” on page 82 of the Amended Registration Statement is intended only to address the Company’s obligation to disclose “related person” transactions pursuant to Item 404 of Regulation S-K. Accordingly, the Company has added disclosure to clarify that it does not believe that there will be any related person transactions between PNX and the Company following the distribution date to which PNX would be deemed a “related person” (as defined in Item 404 of Regulation S-K) of the Company.

Securities and Exchange Commission	September 10, 2008

Language added to page 82 of the Amended Registration Statement:

We do not believe that there will be any related person transactions between PNX and the Company following the distribution date to which PNX would be deemed a “related person” (as defined in Item 404 of Regulation S-K) of the Company.

Compensation of Executive Officers, page 80

Compensation Discussion and Analysis, page 80

26.

Your disclosure indicates that you may have engaged in benchmarking of total compensation levels. For example, we note the disclosure stating that total compensation for asset management executives has been historically targeted at the 50th percentile of the McLagan survey of asset management companies. Please disclose whether you engaged in benchmarking of total compensation or any other elements of compensation. If so, please identify the applicable benchmark and its components, including component companies. Alternatively, please tell us why you do not believe that you engage in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The McLagan survey has historically been used to benchmark “Direct Compensation,” and each of the specific elements of compensation specified on page 84 of the Registration Statement, in the manner described on page 83 of the Registration Statement. The Company takes note of the Staff’s comment and has modified the disclosure on pages 86 and 87 of the Amended Registration Statement to clarify that the McLagan survey was also used to benchmark those specific elements of compensation.

27.	On page 84, we note the chart detailing the target annual and long-term incentive opportunities for 2007. Please disclose that the target annual and long-term incentives for the President and CEO are 135% of base salary or disclose the compensation element or performance indicator used to calculate these targets.

Response: The Company takes note of the Staff’s comment and has added an additional heading to the table detailing the target annual and long-term incentive opportunities for 2007 on page 87 of the Amended Registration Statement to specify that the target incentive opportunities set forth in the table are stated as a percentage of base salary.

28.	On the bottom of page 85, we note your disclosure that individual incentive awards were determined 50% based on department results and 50% based on individual performance results. Please disclose the department and individual performance results to which you are referring and how these results were evaluated or considered in order to reach Mr. Aylward’s annual incentive award for 2007.

Response: The Company takes note of the Staff’s comment and on page 89 of the Amended Registration Statement has added a description of the departmental goals applicable to the asset management business, the individual goals applicable to Mr. Aylward and the manner in which such goals affected the calculation of his annual bonus for 2007.

Securities and Exchange Commission	September 10, 2008

Language added to page 89 of the Amended Registration Statement:

Mr. Aylward’s 2007 annual incentive award was paid at 122% of his target, excluding the RSU enhancement described above. In determining this award, equal weight was given to departmental performance and individual performance:

50% Based on Department Results: Mr. Aylward’s department goals were established at the beginning of 2007 based on PNX’s overall strategic plan, including specific metrics that were used to measure department performance. All of the department initiatives were linked to the strategic objectives that framed PNX’s strategic plan and to the corresponding financial objectives, which were centered on creating value for PNX shareholders. The four primary department goals that Mr. Aylward’s performance was measured against were margin, net and gross flows, percent of assets under management above benchmark (one and three years), and customer service quality. Based on 2007 departmental performance and the pool funding results summarized on page 88, this component of Mr. Aylward’s annual incentive resulted in a payment of $211,613.

50% Based on Individual Performance: Mr. Aylward’s individual goals were set by PNX’s chief executive officer at the beginning of 2007 in support of Company and department strategic plans. For 2007, these goals were a combination of his 2007 departmental goals for the asset management business, as described above, and Mr. Aylward’s personal effectiveness behaviors, which measured specified behaviors that PNX believed were integral to building and sustaining PNX’s performance culture, such as leadership, vision, teamwork, innovation, and focus on results. PNX’s chief executive officer was responsible for assessing these performance results. Based on his 2007 performance, this component of Mr. Aylward’s annual incentive resulted in a payment of $332,300.

Based on the above components, Mr. Aylward’s total 2007 annual incentive bonus was $543,913 excluding the RSU enhancement. The RSU enhancement component was then calculated from this amount as described in “—Grants of Plan-Based Awards in Fiscal Year 2007—Estimated Future Payouts Under Equity Incentive Plan Awards.”

29.	In the FAS 123R Accounting Expense for NEO RSU Awards table on page 90, please tell us why you valued the service-vested RSU award for Mr. Aylward at $55,001 in light of your disclosure on page 86 that the RSU award was equal to one and one-half times his salary. If necessary, please revise your filing accordingly.

Response: The Company believes that the amounts reported in the table titled “Summary Compensation Table for Fiscal Year 2007” on page 93 of the Registration Statement with regard to this restricted stock award were reported in accordance with the applicable requirements of Item 402(c) of Regulation S-K. While the grant date value of this award (as reflected in the table showing the grant of plan-based awards) was $495,006, the financial accounting expense recorded in 2007 with regard to this award, as required to be disclosed in the Summary Compensation Table, was only $55,001. That is because this award was granted on September 5, 2007 (with approximately one-third of calendar year 2007 remaining) and vests over a three-year period (absent the occurrence of certain events that can accelerate the vesting of such award, in whole or in part). Based on the grant date value, the accounting charge under FASB 123R for a full year would be $165,002, but was $55,001 for the portion of 2007 remaining after the grant date.

Securities and Exchange Commission	September 10, 2008

Where You Can Find More Information, page 112

30.	Please note that the SEC’s address is 100 F Street, NE, Washington, DC 20549. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised page 116 of the Amended Registration Statement to reflect the SEC’s correct address.

Organization and Business, page F-7

31.	We note management’s assertion that the allocation method used to allocate expenses incurred by PNX on your behalf is a reasonable reflection of the use of services. However, SAB Topic 1B also requires an explanation, in the notes to the financial statements, of the allocation method used to reflect expenses. Please also, disclose management’s estimate of what the expenses (other than income taxes and interest discussed separately below) would have been on a stand alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity.

Response: The Company believes that it has addressed the allocation method used in Note 15 to its consolidated financial statements on page F-24 of the Registration Statement.

The Company has used the pro forma section of the Amended Registration Statement to show the historical allocated costs for services provided by PNX and a new expense structure that reflects the direct costs necessary to provide those services without PNX’s general overhead that will not be replicated in the new cost structure. The expected costs included in the pro forma information are based on actual direct costs that will move to the Company, bids or contracts for services for the Company or the historical costs of the Company when it previously operated as an independent publicly traded company.

Note 2 - Summary of Significant Accounting Policies, page F-8

32.	Please include disclosures for your concentrations of credit risk for all of your financial instruments. Please also consider including disclosures about the market risk of your financial instruments. Refer to paragraphs 15A-15D of SFAS 107 for guidance.

Response: The Company takes note of the Staff’s comment and has included a discussion of concentrations of credit risk and market risk in Note 2 on page F-12 of the Amended Registration Statement.

Securities and Exchange Commission	September 10, 2008

Language added to page F-12 of the Amended Registration Statement:

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains cash and cash equivalents in bank deposits with financial institutions. Cash deposits at these financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

Market Risk

The Company’s primary exposure to market risk is directly related to its role as investment advisor for various accounts it manages and the funds for which it acts as advisor. Most of the Company’s revenues are derived from investment management fees, which are based on the market value of the assets under management. A decline in the values of securities under management would cause revenues and income to decline.

The Company is also subject to market risk due to a decline in the values of its investments in marketable securities for its own account. A change in the market value of these investments would result in a corresponding change to either net income or other comprehensive income.

Revenue Recognition, page F-11

33.	We note you calculate investment management fees “generally” as a percentage of assets under management. Please remove the term generally and disclose all material methods used to calculate investment management fees. Clarify whether the fees are accrued monthly or provide additional explanation of the timing of recognition. Also, please disclose the contractual management fees percentage or percentage range.

Response: The Company takes note of the Staff’s comment and has removed the word “generally,” as all material fees are earned based upon a percentage of assets under management. The Company has also added additional disclosure in the section titled “Revenue Recognition” on page F-11 of the Amended Registration Statement that details the contractual management fee percentages for the Company’s products.

Language added to page F-11 of the Amended Registration Statement:

Investment management fees earned on open-end mutual funds range from 0.10% to 1.50% of average assets under management, depending on the type of fund. Investment management fees earned on closed-end funds range from 0.50% to 0.85% of average assets under management. Investment management fees earned on separately managed accounts and institutional accounts are negotiated and are based primarily on asset size, portfolio complexity and individual needs and range from 0.15% to 1.00%. Investment management fees earned on structured finance products range from 0.08% to 0.45% of the principal outstanding.

Note 3 - Merger, Acquisitions, Goodwill and Other Intangible Assets, page F-13 Insight Funds, page F-14

34.

We note you have an agreement with Harris that obligates you to pay Harris the difference between the sub-advisory fees earned by Harris and a specified amount if Harris does not earn a specified amount in the first five years of the agreement.

Securities and Exchange Commission	September 10, 2008

You state that you do not anticipate having to pay this fee and have not established a related accrual. Please revise your filing to clarify how you determined that such an accrual is not warranted (i.e. revenue targets met by Harris).

Response: The Company takes note of the Staff’s comment and has added additional disclosure in Note 3 on page F-15 of the Amended Registration Statement to clarify how the Company determined that an accrual was not warranted.

Language added to page F-15 of the Amended Registration Statement:

The agreement states with regard to these sub-advised funds, if the sub-advisory fees Harris earns in the first five years of the agreement do not reach a specified amount, the Company must pay Harris an amount calculated in accordance with the agreement. As the calculations are based on facts that can only be determined at the end of five years, and as there are significant variables that can impact such calculations, any obligation is not estimable at this time. The Company has done a hypothetical calculation and determined that no payment would be required. The Company will continue to review the contingent obligation.

For the Fiscal Quarter Ended March 31, 2008 Fair Value Measurements, page F-34

35.	We note you adopted SFAS 157 as of January 1, 2008, for those assets and liabilities that were not deferred pursuant to FSP 157-2. 12. Please revise your filing to disclose each major category of assets and liabilities that are recognized or disclosed at fair value for which, in accordance with FSP 157-2 you have not applied the provisions of SFAS 157.

Response: The Company takes note of the Staff’s comment and has revised its disclosure in the section titled “Fair Value Measurements” of Note 1 on page F-34 of the Amended Registration Statement.

Language revised on Page F-34 of the Amended Registration Statement:

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines “fair value,” establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2 delayed application of SFAS 157 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until years beginning after November 15, 2008. The Company adopted SFAS 157 as of January 1, 2008 for those assets and liabilities that were not deferred with no material impact on its financial position or results of operations. The Company deferred fair value measurements for its goodwill and intangible assets. Goodwill and intangible assets have carrying amounts of $454.4 million and $183.2 million, respectively, as of June 30, 2008.

Securities and Exchange Commission	September 10, 2008

* * * *

The Company confirms the acknowledgment, in connection with the filing of the Amended Registration Statement (the “Filing”) and our responses to the Comment Letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to call me (212-455-7113) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Gary I. Horowitz
Gary I. Horowitz